UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

Attached to this Report on Form 6-K as Exhibits 99.1 and 99.2, respectively, are the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated interim financial statements of Wallbox N.V. as of and for the six months ended June 30, 2024.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K, including Exhibit 99.1 and Exhibit 99.2 hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3 (Files No. 333-268347, 333-268792, 333-271116, 333-273323, 333-276491 and 333-281952) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.2	Unaudited Interim Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2024

101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document With Embedded Linkbase Documents.

104	Cover Page formatted in inline XBRL and contained in Exhibit 101.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: September 19, 2024	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer